SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PepsiCo Puerto Rico 1165(e) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2003 and 2002, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2003 and Schedule of Nonexempt Transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Nonexempt Transactions that accompanies the Plan’s financial statements discloses that the Plan contained late remittances of employee deferrals during the year ended December 31, 2003. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/    KPMG LLP

New York, New York

June 22, 2004

PEPSICO PUERTO RICO 1165(e) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets
Investments, at fair value:
Plan interest in Master Trust	$1,216	$744
Participant loans	27	5

Net Assets Available for Benefits	$1,243	$749

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

(dollars in thousands)

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$88
Interest and dividends	2

Net investment income	90
Participant contributions	455

Total additions to net assets	545

Deductions in Net Assets
Distributions to participants	50
Administrative expenses	1

Total deductions from net assets	51

Net increase in net assets	494
Net assets available for benefits at beginning of year	749

Net assets available for benefits at end of year	$1,243

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

Note 1 — Description of Plan

The following brief description of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

PepsiCo Puerto Rico, Inc., a subsidiary of PepsiCo, Inc. (the Company) adopted the Plan in 2001. The Plan provides a program under which eligible employees may accumulate funds on a pretax basis for long-term retirement savings. The Plan covers all employees who are residents of Puerto Rico, except certain employees covered under a collective bargaining agreement and other specifically excluded employees. All eligible employees can participate in the Plan on their first day of service. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

The Company maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the Company’s Pension Administration Committee. The Company’s Pension Administration Committee has appointed Banco Santander Puerto Rico, Inc. as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets and has appointed as agent and custodian of the assets Fidelity Management Trust Company.

Contributions

Each year, participants are allowed to contribute up to 10 percent of their earnings, in whole percentage increments. Under the Puerto Rico Internal Revenue Code, the maximum allowable pre-tax contribution for employees during 2003 was $8,000. However, the Puerto Rico Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Sanford Bernstein Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000.

In 2003 and 2002, the Plan did not allow for employer matching contributions.

Investment Elections

Barclays Small Cap Equity Index Fund

This fund invests in stocks included in the Russell 2000 Index, which represents the performance of stocks of small U.S. companies with average market value of $500 million. The fund seeks to approximate the

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

composition and total return of the Russell 2000 Index.

Barclays Mid Cap Equity Index Fund

This fund invests in stocks included in the Standard & Poor’s (S&P) Mid Cap 400 Index, which represents the performance of stocks of medium U.S. companies with market value between $300 million and $5 billion. The fund seeks to approximate the composition and total return of the S&P Mid Cap 400 Index.

Barclays Total US Equity Index Fund

This fund invests in stocks included in the Wilshire 5000 Index, which represents the performance of stocks of small, medium and large companies across all U.S. industries with average market value of $15 billion. The fund seeks to approximate the composition and total return of the Wilshire 5000 Index.

Fidelity BrokerageLink

Fidelity BrokerageLink allows a participant to open a Fidelity brokerage account. Through this account, participants have access to global capital markets, such as publicly traded stocks, corporate debt obligations, U.S. government agency bonds, U.S. Treasury bills, foreign debt and equity securities, mortgage securities, certificates of deposit, unit investment trusts and mutual funds. A monthly investment service fee is charged to the account. This investment allows a participant to directly manage their retirement savings.

Mutual Fund Window

The Mutual Fund Window is comprised of over 70 publicly traded mutual funds. Several funds within this window carry a short-term trading fee. This investment product allows a participant to make selections from mutual funds.

PepsiCo Common Stock Fund

This fund pools participants’ contributions to buy shares of PepsiCo common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. These quarterly dividends are used to purchase additional shares of PepsiCo common stock.

Sanford Bernstein Security Plus Fund

This fund consists of U.S. Treasury bonds, corporate bonds, mortgage-backed securities, investment in insurance companies (guaranteed investment contracts and pooled separate accounts with insurance companies) and cash equivalents. The insurance contracts are stated at contract value (which represents contributions made, plus earnings, less withdrawals and administrative expenses) which approximates fair value. There are no reserves against contract value for credit risk of the contract issuer. The yield and interest rate for the total of all contracts averaged 5.16% for the year ended December 31, 2003 and 6.07% for the year ended December 31, 2002. The interest rates are based on formulas agreed upon with the issuers.

State Street Bond Index Fund

This fund invests in the U.S. investment grade bond market, which includes U.S. Treasury bonds, corporate bonds, mortgage-backed securities and other fixed-income investments. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index.

State Street International Equity Index Fund

This fund invests in approximately 1,000 stocks in 20 countries in Europe, Australia, Asia and the Far East.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

These stocks represent approximately 60% of the total market value of traded equities in those countries. To facilitate liquidity, the fund may hold up to 20% of its value in international equity index futures. The fund seeks to match the performance of the Morgan Stanley Capital International EAFE (Europe, AustralAsia and The Far East) Index.

Vanguard Large Cap Equity Index Fund

This fund invests in stocks included in the S&P 500 Index, which represents the performance of stocks of large U.S. companies with market value of approximately $25 billion. The fund also holds short-term investments to provide liquidity and seeks to achieve a total return similar to the S&P 500 Index.

Participant Accounts

Each participant account is credited with participant contributions and an allocation of fund earnings or losses. As noted, certain participant accounts are charged with short-term trading and/or monthly investment service fees.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses.

Participant Loans

Participants who have more than $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their balance, net of any outstanding loans. Participants are not allowed to have more than one loan outstanding. The loans are funded from the participant’s account, reducing the account balance by the loan amount. Loan terms range from one year to five years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a regular payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 16 loans outstanding at December 31, 2003 with an average interest rate of 3.4% and with maturities through 2008.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 ½. Hardship distributions are allowed for purchasing or making repairs or improvements to a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, the participant may elect to start receiving benefits or rollover their account balance into another qualified plan. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. Distributions are in the form of a lump sum, except for distributions to disabled or retired participants, which may be made in installments up to 10 years.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA. In the event that the Plan is terminated, the Company’s Pension Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Certain reclassifications were made to prior year amounts to conform to the 2003 presentation. Tabular dollars are in thousands.

Investment Valuation and Income Recognition

With the exception of the Sanford Bernstein Security Plus Fund, Fidelity BrokerageLink, PepsiCo Common Stock Fund and loan funds, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. Investment contracts in the Sanford Bernstein Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Short-term investments in the Sanford Bernstein Security Plus Fund are recorded at cost, which approximates fair value. The values of the PepsiCo Common Stock Fund and the Fidelity BrokerageLink accounts are based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2003 and 2002, there were no such differences.

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) to maximize administrative efficiencies. Each participating savings plan has an undivided interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was less than 1% at December 31, 2003 and 2002.

PepsiCo Master Trust

	December 31, 2003	December 31, 2002
Investments, at fair value:
Cash and cash equivalents	$ 32,430	$ 33,215
PepsiCo common and preferred stock	1,102,409	1,084,905
Common and preferred stock	57,080	29,315
Mutual funds	768,354	585,603
Government securities	29,542	1,926
Corporate bonds	170,886	598
Investment in insurance companies	—	282,588
Commingled trust funds (indexed funds)	103,098	66,409
Mortgages	122,440	—

	$2,386,239	$2,084,559

	Year ended December 31, 2003
Investment income:
Net appreciation in fair value of investments:
PepsiCo common and preferred stock	$108,250
Common and preferred stock	16,254
Mutual funds	137,881
Government securities	1,653
Corporate bonds	8,428
Investment in insurance companies	159
Commingled trust funds	20,869
Mortgages	6,039

	299,533
Interest and dividends	26,497

Net investment income	$326,030

Note 4 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

participants’ investment balances.

Note 5 — Risks and Uncertainties

The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various fund options. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

Note 6 — Tax Status

The Plan’s latest determination letter, in which the Bureau of Income Tax of the Department of Treasury of the Common Wealth of Puerto Rico stated that the Plan was in compliance, is dated April 8, 2003. The Company’s Pension Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code 1165(e).

Note 7 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the agent of the trustee. Additionally, the PepsiCo Master Trust holds investment in shares of the Company’s common stock in the PepsiCo Common Stock Fund. The Plan had 401 shares of the Company’s common stock valued at $18,690 at December 31, 2003 and 210 shares of the Company’s common stock valued at $8,861 at December 31, 2002 in the PepsiCo Master Trust. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest, except as indicated in the Schedule of Nonexempt Transactions.

PEPSICO PUERTO RICO 1165(e) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2003

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par, or maturity value	Cost	Current value
Participant Loans*	Participant loan fund (16 loans with an average rate of interest of 3.4%)	$—	$27

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

PEPSICO PUERTO RICO 1165(e) PLAN

Schedule of Nonexempt Transactions

For the year ended December 31, 2003

(dollars in thousands)

Identity of party	Relationship to plan, employer, or other party in	Description of transactions, including maturing date, rate of interest collateral and maturity value	Interest incurred on loan
PepsiCo, Inc.	Employer	Lending of monies from the Plan to the employer (contributions not remitted timely to the Plan) as follows:

		Deemed loans dated January to May 2003, maturity June 2003, with interest at .5% per month	$3(a)

It was noted that there were unintentional delays by the Company in submitting 2003 employee deferrals in the amount of $129 to the trustee. The Company contributed the participant contributions and has reimbursed the Plan participants for lost income in June 2003.

(a)	Represents calculated interest from the date of loans to date remitted back to trustee assuming a 2.4% interest rate from January to May 2003.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2004	PEPSICO PUERTO RICO 1165(e) PLAN

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III, Senior Vice President and Treasurer & Executive Pension Officer

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2003 and 2002

Index to Exhibit

EXHIBIT NUMBER

23.1	KPMG Consent of Independent Registered Public Accounting Firm